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                                                                     EXHIBIT 3.2


                             ARTICLES OF AMENDMENT
                      TO THE ARTICLES OF INCORPORATION OF
                               FARAH INCORPORATED

         Pursuant to Article 4.04 of the Texas Business Corporation Act ("TBCA"), Farah Incorporated, a Texas corporation (the "Corporation"), hereby adopts the following amendment ("Amendment"), which amends the Articles of Incorporation of the Corporation as follows:

         FIRST:   The name of the Corporation is Farah Incorporated.

         SECOND: The Amendment was adopted by the Corporation's shareholders effective as of March 9, 1993.

         THIRD:   The Corporation has 7,266,642 outstanding shares of common stock, all of the holders of which are entitled to vote all such shares on the matter of the Amendment.

         FOURTH: The Amendment was adopted by the at the Annual Meeting of the Shareholders on March 9, 1993. 6,298,728 shares voted for the Amendment, 303,931 shares voted against the Amendment, and 79,243 shares abstained from the vote.

         FIFTH:   The Amendment does not provide for an exchange,
reclassification or cancellation of issued shares of the Corporation.

         SIXTH:   The Amendment will increase the stated capital of the
Corporation in the amount of $20,265,000.

         SEVENTH: The text of Article Four of the Articles of Incorporation of the Corporation has been amended and now reads in its entirety as follows:

         The aggregate number of shares which the corporation shall have the authority to issue is twenty million (20,000,000) shares, all of which shall be common stock, no par value.

         These Articles of Amendment have been executed this 26th day of March, 1993.


                                            /s/ Richard C. Allender
                                           ------------------------------
                                           Richard C. Allender, President